# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001458423
Persons authorized to receive notices and communications: Michael Blitzer, 167 Madison Ave,, Suite 205 #1017, New York, New York (NY), 10016, 2123191309; Joel Rubinstein, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200; Maia Gez, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200

## Reporting persons
- Michael Blitzer (CIK 0001458423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,495,836; shared voting power 4,312,836; sole dispositive power 1,495,836; shared dispositive power 4,312,246; aggregate amount beneficially owned 5,808,082 (5.8% of the class)
- Inflection Point Holdings II LLC (CIK 0001970530): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,125,000; sole dispositive power 0; shared dispositive power 3,125,000; aggregate amount beneficially owned 3,125,000 (3.1% of the class)
  Comment: Limited liability company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075
Comment:
Explanatory Note:

This Amendment No. 3 to Schedule 13D (this "Third Amendment") filed by Michael Blitzer and IPH (collectively, the "Reporting Persons") amends the report on Schedule 13D filed on March 25, 2025 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D, filed on June 16, 2025 (the "First Amendment"), as amended by Amendment No. 2 to Schedule 13D, filed on August 15, 2025 (the "Second Amendment" and the Original 13D as amended by the First Amendment and the Second Amendment, the "Schedule 13D") by the Reporting Persons, with respect to the common stock, par value $0.0001 per share (the "New USARE Common Stock"), of USA Rare Earth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not otherwise defined in this Third Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Third Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

On September 15, 2025, IPH distributed an aggregate of 3,125,000 shares of New USARE Common Stock to its members as a pro rata distribution for no consideration in accordance with the terms of IPH's limited liability company agreement. 747,500 shares of New USARE Common Stock were distributed to the Michael Blitzer 2012 Revocable Living Trust on such basis and 562,500 shares of New USARE Common Stock were distributed to IPF on such basis.

As of September 15, 2025, IPH ceased to be a beneficial owner of more than five percent of the New USARE Common Stock.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows: The information set forth in rows (7) through (13) of the cover pages of this Third Amendment is incorporated by reference into this Item 5.

(a). Mr. Blitzer is the grantor and trustee of the Michael Blitzer 2012 Revocable Living Trust and holds voting and investment discretion with respect to the securities held of record by the Michael Blitzer 2012 Revocable Living Trust. Mr. Blitzer is the sole Managing Member of IPH and shares voting and investment discretion with respect to the securities held by IPH. Inflection Point Asset Management LLC and Inflection Point GP I LLC are the investment manager and general partner, respectively, of IPF. Mr. Blitzer controls each of IPF, Inflection Point Asset Management LLC and Inflection Point GP I LLC, including the exercise of voting and investment discretion over the securities held or to be held by IPF. Excludes 30,483 RSUs, each of which represents the right to receive, at settlement, one (1) share of New USARE Common Stock. The RSUs will fully vest on May 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows (7) through (13) of the cover pages of this Third Amendment is incorporated by reference into this Item 5(b). The percentage ownership for IPH was calculated based on 99,518,936 shares of New USARE Common Stock deemed outstanding consisting of (i) 97,427,087 shares of New USARE Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 001-41711) filed with the SEC on August 11, 2025 plus (ii) 2,091,849 shares of New USARE Common Stock issued upon conversion of 1,161,805 shares of Series A Preferred Stock as reported in the Second Amendment.

The percentage ownership for Mr. Blitzer was calculated based on 100,892,018 shares of New USARE Common Stock deemed outstanding consisting of (i) 97,427,087 shares of New USARE Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 001-41711) filed with the SEC on August 11, 2025; (ii) 2,091,849 shares of New USARE Common Stock issued upon conversion of 1,161,805 shares of Series A Preferred Stock as reported in the Second Amendment, (iii) 748,336 shares of New USARE Common Stock issuable upon conversion of 411,018 shares of Series A Preferred Stock held by Michael Blitzer 2012 Revocable Living Trust taking into account accrued and unpaid payment-in-kind dividends as of September 15, 2025 and the current conversion price of $7.00; and (iv) 624,746 shares of Common Stock issuable upon conversion of 343,137 shares of Series A Preferred Stock held by IPF taking into account accrued and unpaid payment-in-kind dividends as of September 15, 2025 and the current conversion price of $7.00, each as described above.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 15, 2025, IPH ceased to be a beneficial owner of more than five percent of the New USARE Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (09/17/2025)
- Inflection Point Holdings II LLC: /s/ Michael Blitzer, Michael Blitzer / Managing Member (09/17/2025)